EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Direct Digital Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$3,861,360.00	$110.20 per $1,000,000	$425.52
Fees Previously Paid			-
Total Transaction Valuation
Total Fees Due for Filing			$425.52
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$425.52

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 3,217,800 warrants for a purchase price of $1.20 per Warrant, for a transaction valuation of $3,861,360.00.